Exhibit 99.1

Valens Partners with LG Innotek (LGIT) to Bring MIPI A-PHY-Compliant SiP Modules to Market

Collaboration will result in increased flexibility for OEMs and Tier 1s integrating A-PHY into their product lines

HOD HASHARON, Israel, November 9, 2021 -- Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced that it has entered into a partnership with LG Innotek (KRX: 011070) to supply system-in-package modules for MIPI A-PHY compliant chipsets.

A-PHY is a long-reach serializer-deserializer (SerDes) physical layer interface for multi-gig automotive applications. It was released by the MIPI Alliance in September 2020 as a standard seeking to simplify the integration of cameras, sensors and displays in vehicles, while also incorporating functional safety and security. After Valens taped out its VA70XX chipset family, LGIT’s modules will be a second source of A-PHY set to be integrated into automotive Tier 1s and OEM systems.

LGIT and Valens signed a memorandum of understanding to develop A-PHY-compliant products last year. The two companies have since been working closely together to lay the groundwork for production of the modules and have already created and tested the first working prototype parts in a laboratory setting.

“Following endorsements from major automotive players, including sensor manufacturers and Tier-1 suppliers, A-PHY has now achieved a second-source supply,” said Gideon Kedem, SVP and Head of Automotive at Valens. “It is clear that the automotive ecosystem is coalescing around this standard and it is our joint belief that A-PHY will soon become the dominant connectivity solution in cars around the world.”

“The automotive market is racing towards standardization, and A-PHY is far and away the leading connectivity solution,” said Insoo Ryu, VP, Head of the Automotive Components & Electronics Business Division at LG Innotek. “LG Innotek’s SiP modules will be at the forefront of A-PHY-based technological innovation. We’re proud to partner with Valens, an early pioneer of A-PHY technology, to bring these modules to market.”

About Valens Semiconductor
Valens (NYSE: VLN) is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed data and uncompressed video transmission for the audio-video and automotive industries. Valens' Emmy® award-winning HDBaseT technology is the leading standard in the professional audio-video market with tens of millions of Valens' chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in vehicles around the world. The underlying technology has been selected to become the basis for MIPI A-PHY, the global standard for automotive connectivity.

Founded in 2006, Valens is based in Hod Hasharon, Israel, with offices in the US, Europe and Asia. For more information: www.valens.com

About LG Innotek Co., Ltd.

LG Innotek is a cutting-edge materials and components manufacturer and an affiliate of the LG group. The company's business units include core components for mobiles, automotive, display, semiconductors, and IoT. Furthermore, the company has cooperated closely with the mobile devices, home appliances, and automotive companies, producing camera modules, automotive electronic components, wireless communication modules, and substrate materials.

LG Innotek is headquartered in Seoul, Korea and its sales subsidiaries are located in Germany, USA, Mainland China, Japan, and Taiwan with production subsidiaries in China, Vietnam, Indonesia, Mexico, and Poland. For more information: www.lginnotek.com

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SOURCE Valens Semiconductor